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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                                KITTY HAWK, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                  498326 10 7
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                                 (CUSIP Number)

                            David N. Parsigian, Esq.
                  Miller, Canfield, Paddock and Stone, P.L.C.
                      101 North Main Street, Seventh Floor
                              Ann Arbor, MI  48104
                                 (734) 663-2445
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 AUGUST 9, 1999
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 498326 10 7             13D                        PAGE  2 OF  5 PAGES
         ---------------------                                    --    --
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Conrad A. Kalitta
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

    N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,899,150
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,899,150
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.0%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Kitty Hawk, Inc. (the "Company"). The address of the principal executive offices of the Company is 1515 West 20th Street, Dallas/Fort Worth International Airport, Texas 75261.

Item 2.   Identity and Background.

          (a)  Conrad A. Kalitta.

          (b)  1010 James L. Hart Parkway, Ypsilanti, Michigan 48197.

          (c)  Mr. Kalitta is a Director of the Company.

          (d) Mr. Kalitta has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) Mr. Kalitta has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Kalitta is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

The filing of this statement is necessitated by a change in the beneficial ownership of and voting power of Mr. Kalitta arising solely by virtue of the August and December transfers by Mr. Kalitta of 50,000 shares of Common Stock.

Item 4.   Purposes of the Transaction.

                  Not applicable.


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Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Kalitta beneficially owns an aggregate of 3,899,150 shares of Common Stock, which represents approximately 23.0% of the outstanding shares of Common Stock.

          (b) Mr. Kalitta has granted sole voting power over his 3,899,150 shares of Common Stock to M. Tom Christopher until June 30, 2000. Accordingly, Mr. Kalitta does not have sole voting power or shared voting power over any of such shares of Common Stock until June 30, 2000. Mr. Kalitta has sole dispositive power over 3,899,150 shares of Common Stock and does not share dispositive power over any shares of Common Stock.

          (c) In the past 60 days, Mr. Kalitta has transferred 25,000 shares of Common Stock. Otherwise, Mr. Kalitta has not engaged in any transactions in respect of shares of Common Stock in the past 60 days. Prior to this time, commencing August 9, 1999 and ending August 11, 1999, Mr. Kalitta transferred 25,000 shares of Common Stock.

          (d) Mr. Kalitta does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his 3,899,150 shares of Common Stock.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

Mr. Kalitta, Mr. Christopher, the Company and others entered into an agreement as of January 21, 1999. Pursuant to such agreement, and among other things, Mr. Kalitta irrevocably granted Mr. Christopher the right to vote all shares of Common Stock owned by Mr. Kalitta until June 30, 2000.

                                    * * * * *


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 2000

                                            /s/ Conrad A. Kalitta
                                           ------------------------
                                            Conrad A. Kalitta















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